CODE OF ETHICS

1.

Introduction

This code of ethics is designed to identify a standard of conduct expected of all Montebello Partners employees.  It is not intended to cover every ethical issue that may arise when providing investment advisory services, but rather to establish some basic guidelines to be followed.  The code is intended to promote the highest standards of integrity and deter any wrongdoing.  If you have any questions about the code, please contact the Chief Compliance Officer.

2.

Standards of Conduct

(a)

General Standards

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Compliance with Laws, Rules and Regulations.  The Company requires that all employees, officers and directors comply with all laws, rules and regulations applicable to the Company wherever it does business. All employees are expected to understand and respect the laws, rules, and regulations that apply to them in their position within the company.  Everyone is expected to use common sense and good judgment, and to ask for advice when uncertain.

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Reporting of violations.  We believe that reporting and resolution of ethical or regulatory problems is the natural response of a professional to such discovery.  We expect and encourage all employees to pay close attention to their own work, and to continually seek ways of improving the firm’s overall service and functioning.  Securities regulations stipulate that we require “supervised persons”1 to promptly report any violations of this code of ethics.

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Protection of Material Non-public Information.  No employee may disclose inside information to others, except disclosures made in accordance with the company’s policies and procedures to other company personnel or persons outside the company who have a valid business reason for receiving such information – i.e., who have a “need to know” the information in order to carry out the assignment for the client or prospective client.  Additionally, no employee shall initiate or execute any trades based on this information.

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Personal Securities Trading.  Employees must notify the Chief Compliance Officer of all personal accounts.  Access persons are required to disclose personal account and trading information in accordance with the firm’s policy.

(b)

Prohibited Transactions & Activities

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Conflicting Trades.  No “Access Person”2 shall purchase or sell any security in which he or she knows or should know at the time entering into the transaction that the security in being considered for purchase or sale by the company or by any client unless the Access Person has obtained prior written approval for the Compliance Officer.

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Gifts. Gifts of anything of value and gratuities to anyone relating to the company’s business are limited to a maximum value of $300 per 12-month period. Gifts must be firm-directed, not individually-directed, and will be tracked internally.  The firm will not accept any gifts (other than clearly nominal items) from vendors who provide client-related or investment management services to the firm.  Exceptions require approval of the Compliance Officer.

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Service as Director.  No Access Person shall serve on the board of directors of any company without prior written authorization from the Compliance Officer.

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IPOs.  No employee may purchase or acquire any security in an Initial Public Offering or a Limited Offering without prior written authorization from the Compliance Officer.

(c)

Exceptions3 from Transaction/Account Reporting4

For general purposes, open-end mutual funds, variables annuities, or accounts over which you have no control are exempt from the requirement to report accounts and transactions to the firm.

4.

Implementing the Code / Reports

(a)

Acknowledgement of the Code.  Upon becoming an Access Person, the Access Person must sign an acknowledgement of receipt of the Code and intent to comply with the Code.

(b)

Reports.  The following Reports are required of all Access Persons to protect against the misuse of confidential information.  Any questions regarding the applicability and frequency of the reports should be directed to the Compliance Officer.

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Initial Holdings Report.  An Access Person must file an initial report within 10 days of becoming an Access Person.  The initial report must contain the title, number of shares, and principal amount of each covered security in which the Access Person has beneficial ownership.  The Access Person must also identify any broker or bank in which the covered securities were held.  The report shall be submitted in writing to the Compliance Officer.

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Quarterly Transaction Report.  An Access Person must file a quarterly report within 10 days of the end of the quarter.  The report will detail all transactions occurring in covered securities in which he or she had any direct or indirect beneficial ownership.

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Annual Holdings Report.  An Access Person must file an annual report within 30 days of the end of the fiscal year.  The report will detail each Covered Security in which the Access Person had any direct or indirect beneficial ownership.  The report shall be submitted in writing to the Compliance Officer.

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Confirmations and Account Statements.  In lieu of providing the quarterly report, an Access Person can provide or direct his or her broker to provide the Compliance Officer with duplicate confirmations of all transactions in any covered security in which he or she has a beneficial ownership.  An Access Person will also provide copies of periodic statements for accounts in which they have Beneficial Ownership.

5.

SANCTIONS

Any violation of this code may lead to the imposition of sanctions deemed appropriate by the Compliance Officer and Company.  Sanctions may include a letter of censure or suspension or termination of employment.